NUSTATE ENERGY HOLDINGS, INC.

Ms. Lady Darling

The Lady Darling Heritage Foundation of the Bahamas and Americas

52 Buttercup Lane, South Beach Estates

P.0. Box N-631

Nassau, The Bahamas

Re:	Indication of Intent

Dear Ms, Lady Darling:

Pursuant to our conversations, NuState Energy Holdings, Inc. (“NSEH”) is pleased to submit this confidential, indication of intent to enter into a partnering agreement with The Lady Darling Heritage Foundation of the Bahamas and Americas (the “Company”) related to the immediate need for hurricane proof housing in the Bahamas.

NSEH, located at 401East Las Olas Blvd Suite 130 Ft Lauderdale, FL 33301 is a publically traded company under the laws of the State of Florida that provides expertise and leadership in the development, financing and management of business’ looking to expand.

1.	Structure and Value

(a)	This indication of interest is based on NSEH’s discussions with Lady Darling regarding the needs and opportunities in the Bahamas, review of investment opportunities and further discussions to date.

(b)	Further, NSEHC is prepared to offer the company, its agents or assigns, a commission payment for each sq. ft. of panel presented for manufacturing.

This agreement shall be executed as follows: The company will fully execute an exclusive partnering agreement and panel sales commission agreement.

2. Timing and Due Diligence

NSEH understands that time is of the essence. NSEH and the company agrees to proceed with due diligence immediately upon execution of this indication of intent. The company will give access to NSEH, its management team, during normal business hours and after reasonable notice. The company will organize meetings in the Bahamas with various governmental agencies that will assist in the process of replacing homes and assist in the relief efforts.

The NSEH’s due diligence team may be comprised of financial advisors, legal counsel and other resources experienced in transactions of this nature. NSEH will be responsible for all respective expenses associated with due diligence and the negotiation and drafting of definitive purchase agreement, license agreement and other Transaction documents.

NUSTATE ENERGY HOLDINGS, INC.

3. Agreements

Completion of this Transaction is subject to the following:(i) Execution of a Partnering agreement between NSEH and the company.

The management teams of NSEH and the company will enter into other agreements on such terms as may be agreed upon by the individuals and the entities, including, but not limited to:

(1)	An employment or independent contractor agreement to provide assistance with the promotion of NSEH and goodwill in the Bahamas and abroad;

(2)	Other agreements related to operation of various agreement hereunder.

4. Confidentiality, Non-Disclosure and Announcements

Neither party, nor any of its employees, representatives, or agents, may disclose to any third party any confidential or proprietary information learned about the other party’s business activities, assets, management or employees during the course of this Transaction, except as required by applicable law. In the event the parties are unable to agree on the specifics of this Transaction, each party will return all confidential information of the other party obtained during the due diligence process and negotiations.

Unless required by law, neither NSEH nor the company will make any public disclosure regarding the existence or subject matter of this indication of intent without the consent of the other party. The parties will mutually agree upon the form of any press release or announcement to their employees and affiliates regarding this Transaction.

5. Standstill

This indication of intent is intended to create a standstill period during the period set aside for the due diligence period immediately following the signing of this document for up to 30 days.

6. Governing Law

Any dispute between the parties arising out of or relating to this indication of intent or the definitive agreements and other Transaction Documents will be construed under and governed by the laws of the State of Florida without respect to its conflicts of law principles. The parties agree to waive the right to jury trial on matters arising out of or related to this indication of intent, the definitive agreements and Transaction Documents. The parties designate federal courts sitting in Florida as the appropriate venue for any action related to such matters.

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NUSTATE ENERGY HOLDINGS, INC.

7. Indication of Intent

This letter is intended as indication of interest in completing the Transaction described herein, but does not constitute a binding agreement by the parties, except with respect to confidentiality, non-disclosure and announcements (Paragraph 4) and selection of law and venue (Paragraph 6). The company nor NSEH is not obligated by this letter to commence, continue or complete negotiation of the Agreements in this letter. Any commitment to complete this Transaction is subject to the negotiation, execution and delivery of the Agreement listed and identified in paragraph 3, the Agreements paragraph of this letter.

This letter is valid if signed and returned on or before November 1, 2016.

NuState Energy Holdings, Inc

/S/ Kevin Yates	11/01/2016
Kevin Yates, CEO

The Lady Darling Heritage Foundation of the Bahamas and Americas

/s/ Igrid Darling	11/01/2016
Lady Igrid Darling

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